

MAIL STOP 3561

February 9, 2009

Mr. George R. Bracken
Senior Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Ft. Lauderdale, FL 33324

> **Re:** **National Beverage Corp.**
> **Form 10-K**
> **Filed July 17, 2008**
> **File No. 001-14170**
> **Schedule 14A**
> **Filed August 29, 2008**

Dear Mr. Bracken:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Executive Compensation and Other Information, page 6

1. We note the disclosure on page 6 that Messrs. Nick Caporella and Bracken do not receive compensation directly from the company, but instead they receive compensation through a management company owned by Mr. Nick Caporella. Please amend the Form 10-K to present any compensation awarded to, earned by,

or paid to, your named executive officers including any compensation that is paid
to them indirectly through third parties, in the Executive Compensation section,
including but not limited to the Summary Compensation table. See Item
402(a)(2) of Regulation S-K.

2.   In future filings, please revise to provide a more detailed discussion of the
        "certain objective and subjective factors [considered] when determining the
        amount of [the] annual incentive bonus" payable to your named executive
        officers. See Item 402(b)(1)(v) of Regulation S-K. Also, clarify the reference to
        "Company and individual performance goals established by the Compensation
        and Stock Option Committee. Lastly, please clarify the reference to "company
        objectives" in your discussion of the 1991 Omnibus Incentive Plan. In this respect
        please provide us with your proposed disclosure. To the extent that you have
        established performance targets, please confirm that in future filings you will
        disclose the specific performance targets used to determine incentive amounts, or
        provide a supplemental analysis as to why it is appropriate to omit these targets.
        To the extent that it is appropriate to omit specific targets, please provide the
        disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding
        the level of difficulty, or ease, associated with achieving performance goals are
        not sufficient. In discussing how likely it will be for the company to achieve the
        target levels or other factors, provide as much detail as necessary without
        providing information that poses a reasonable risk of competitive harm.

3.   The nature of the bonus payments presented in your Summary Compensation
        table is not readily apparent. In future filings please ensure that your annual
        incentive bonus plan discussion explains both your actual plan and the reasons
        behind payments or non-payments under such plan. Also, please clarify why
        there are no non-equity incentive plan based awards reflected in your Grants of
        Plan Based Awards table or revise in future filings.

4.   We note that your President, Mr. Joseph Caporella, is a named executive officer,
        and also serves on your Compensation Committee. Please revise to indicate the
        procedures followed in setting Mr. Caporella's annual compensation and
        determining his bonus eligibility. Also, revise to indicate who is responsible for
        approval of these payments. See Item 402(b)(2) of Regulation S-K.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. You may wish to provide us with marked
copies of any proposed revisions to expedite our review. Please furnish a cover letter that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　　　Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director